
tns

File No. 82-4668




06010303

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 1 7 2006
WASH, D.C. 152 SECTION

12 January 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – RNS Announcement – TNS appoints Donald Brydon as Chairman.
2. Taylor Nelson Sofres plc – Company no. 00912624 – RNS Announcement – TNS Trading Update.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully


PROCESSED
JAN 2 0 2006
THOMSON
FINANCIAL

Jackie Stevens

Enc.

F:\Users\CompanySecretarial 060101\Plc\Letters\SEC Letters 2006\060113 - (Securities & Exchange Commission)(RNS Announcments).doc



For release at 07:00 **12 January 2006**

Taylor Nelson Sofres plc
Trading Update

Taylor Nelson Sofres plc (TNS), a world leader in market information, issues the following trading update ahead of its 2005 full year results announcement on 6 March 2006.

TNS reaffirms current guidance that it expects to deliver underlying revenue growth of around 4% and improvement in adjusted operating margin of 25-50 basis points for the full year.

Revenue

Market

The demand for syndicated services continued to grow steadily. The demand for custom research was more variable by both region and sector, reflecting broader economic trends. Markets in the US, Asia and Latin America were all strong but those in Western Europe showed limited growth. The Consumer sector continued to be under pressure.

TNS

Europe: With a much-improved performance in the second half, the UK returned to modest growth for the year overall. With France and the Rest of Europe delivering better than anticipated revenue performance in the second half, the region in total has grown well in the year, against a weak market environment.

Americas: The group had previously indicated that there was some uncertainty over second half performance in the US custom business. The difficult environment in the Consumer and domestic Healthcare sectors, together with ongoing budget reductions from certain technology clients, caused a decline in the US custom business in the second half. Operations in Latin America continued to produce very strong growth but the Americas region overall will now show a larger than anticipated decline for the year.

Asia Pacific: The region delivered another strong performance in the second half, ahead of expectations, and recorded excellent growth for the year.

Sectors: Media, Healthcare, Automotive and Social & Polling all achieved very good levels of growth for the year. Consumer, Technology and Business Services are expected to be broadly flat.

Operating margin

Margin expectations remain in line with the guidance issued in July. The group expects to achieve an improvement of 25-50 basis points in adjusted operating margin in 2005.

Net debt

Net debt at 31 December 2005 is expected to be around £300m (December 2004 £329.5m; June 2005 £342.9m), despite negative currency impact on US dollar debt.

Outlook

TNS remains focused on the development of both underlying revenue and operating margin and would expect to see improvement in both in 2006. Syndicated services are expected to continue to improve at a steady rate. In custom research, the rate of growth will be more variable by both region and sector.

For more information, please contact:

Andy Boland, Finance Director	+44 (0)20 8967 1472
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

About TNS

TNS is a market information group. We are the world's largest custom research company and a leading provider of social and political polling. We are also a major supplier of consumer panel, TV audience measurement and media intelligence services.

TNS operates a global network spanning 70 countries and employs over 13,000 people. We provide market information and measurement, together with insights and analysis, to local and multinational organisations.

We combine our specialist sector knowledge with expertise in the areas of new product development, positioning and segmentation, brand and advertising research and stakeholder management to bring our clients up-to-the minute, internationally consistent information.

We think differently to help our clients build competitive advantage, making TNS the sixth sense of business.

www.tns-global.com


tns

For immediate release **12 January 2006**

TNS appoints Donald Brydon as Chairman

Taylor Nelson Sofres plc (TNS) is pleased to announce the appointment of Donald Brydon as Chairman, with immediate effect. He succeeds Tony Cowling, who today retires from the board.

Donald Brydon, 60, is Chairman of Smiths Group plc and The London Metal Exchange and is Senior Independent Director of Scottish Power plc. Following 20 years with Barclays Group, during which time he was Chairman and Chief Executive of BZW Investment Management, he joined AXA Group in 1997 and is currently Chairman of AXA Investment Managers SA. In the past five years, he has also been Chairman of Amersham plc and Senior Independent Director of Allied Domecq plc.

In October 2005, it was announced that Chief Operating Officer David Lowden would succeed Mike Kirkham as Chief Executive of TNS and he takes on that role from today's date. Mike Kirkham will remain with TNS until October 2006, during which period he will work on specific projects where his experience will be most valuable.

Tony Cowling, former TNS Chairman, said: "Donald Brydon has had a distinguished career and brings to TNS a wealth of experience from both the commercial and financial sectors. TNS has grown significantly over the past few years and as a global company will benefit from having a Chairman with broad business experience, who has led sizeable international companies.

"Since joining TNS seven years ago, David Lowden has clearly demonstrated that he has the skills and experience to be Chief Executive. He and Donald will make a good team and I am confident that we have the right people in place to lead the company in the next phase of its development. I am very pleased that they will have the continued support of Mike Kirkham over the next few months. Mike has been an integral part of this business and its successful development for over thirty-five years and, during his period as Chief Executive, the company has further reinforced its position as a world leader in market information."

Donald Brydon said: "TNS is an exciting company with many opportunities ahead. I am delighted to be taking on this role and look forward to working with the board and management to deliver value to the group's clients and shareholders. It is a privilege to succeed Tony Cowling, who has meant so much to the company."

David Lowden said: "I would like to pay tribute to Tony for his enormous achievements. His wisdom and creative thinking have been at the centre of TNS' development since its foundation over forty years ago. I would also like to acknowledge the outstanding contribution he has made to our industry. I am confident that, with Donald as Chairman, TNS has a very able successor and we will work together to take the company forward."

There are no disclosures required to be made, pursuant to 9.6.13R of The Listing Rules, other than as stated in this announcement.

For more information, please contact:

David Lowden, Chief Executive	+44 (0)20 8967 4009
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1384
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email: janis.parks@tns-global.com

Notes to editors

Donald Brydon CBE

Donald Brydon is Chairman of Smiths Group plc, The London Metal Exchange and AXA Investment Managers SA. He is also Senior Independent Director of Scottish Power plc and a non-executive Director of Edinburgh UK Tracker Trust plc.

He graduated in mathematical science from the University of Edinburgh in 1967 and continued his association with the university in the Department of Economics until 1970. From 1970 to 1977 he was an analyst and senior fund manager at British Airways Pension Funds. In 1977 he began a 20-year career with the Barclays Group, during which he built the group's investment arm, becoming Chairman and Chief Executive of BZW Investment Management and latterly acting Chief Executive of BZW.

Donald Brydon is Chairman of the Code Committee of the Panel on Takeovers and Mergers and of EveryChild, the international children's development charity.

About TNS

TNS is a market information group. We are the world's largest custom research company and a leading provider of social and political polling. We are also a major supplier of consumer panel, TV audience measurement and media intelligence services.

TNS operates a global network spanning 70 countries and employs over 13,000 people. We provide market information and measurement, together with insights and analysis, to local and multinational organisations.

We combine our specialist sector knowledge with expertise in the areas of new product development, motivational research, brand and advertising research and stakeholder management to bring our clients up-to-the minute, internationally consistent information.

We think differently to help our clients build competitive advantage, making TNS the sixth sense of business.

www.tns-global.com